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UN
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C.
FEB 27 2009
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHRIDGE INVESTMENT GROUP,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Grove St.
(No. and Street)

Ridgefield	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Schloth 203-247-3687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove St.	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William E. Schloth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHRIDGE INVESTMENT GROUP,LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEP V. McSWEENEY
NOTARY PUBLIC
State of Connecticut
My Commission Expires
February 28, 2012

Signature

FINOP
Title

Bep V McSweeney
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member of
Southridge Investment Group, LLC
Ridgefield, Connecticut

We have audited the accompanying statement of financial condition of Southridge Investment Group, LLC (a Delaware Limited Liability Company) as of December 31, 2008, and the related statements of operations, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southridge Investment Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included with this report are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2009

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	171,598
Due from related party		2,656
Investment in related parties, net		108,445
Receivable from broker		194,037
Prepaid expense		25,481
Security Deposit		5,750
Furniture and equipment, net		843
TOTAL ASSETS	$	508,810

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	112,980
TOTAL LIABILITIES		112,980
MEMBER'S CAPITAL		395,830
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	508,810

See notes to financial statements.

EXHIBIT B

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Placement fees	$ 926,036
Commissions	3,297,068
Loss from equity investment	(209,742)
TOTAL REVENUES	4,013,362
EXPENSES	
Commissions and consulting fees	3,199,394
Compensation and related benefits	308,662
Licensing, regulatory fees	405,390
Professional fees	38,308
Occupancy	82,289
Telephone	13,648
Other operating expenses	264,585
TOTAL EXPENSES	4,312,276
OPERATING LOSS	(298,914)
Interest income	2,069
NET LOSS	$ (296,845)

See notes to financial statements.

EXHIBIT C

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - beginning of period	$	595,175
Distributions to member		(67,500)
Contributions		165,000
Net loss		(296,845)
Balance - end of period	$	395,830

See notes to financial statements.

EXHIBIT D

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (296,845)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,251
Changes in assets and liabilities	
(Increase) decrease in:	
Accounts receivable	875
Receivable from broker	(64,865)
Prepaid expense	(5,481)
Security deposit	(3,600)
Decrease in:	
Accounts payable and accrued expenses	(8,720)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(376,385)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments from related party	338,752
Investment in related parties, net	6,442
Capital expenditures	(999)
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	344,195
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions by member	165,000
Distributions to member	(67,500)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	97,500
NET INCREASE IN CASH	65,310
CASH AT BEGINNING OF PERIOD	106,288
CASH AT END OF PERIOD	$ 171,598

See notes to financial statements.

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southridge Investment Group, LLC (the "Company") has implemented a growth strategy to become a full service investment banking and brokerage firm. The Company currently focuses on the sponsorship and advisory needs of emerging, small and medium sized growth companies, as well as providing services to the hedge fund industry. The Company plans to build upon these areas of expertise and pursue further business opportunities in investment banking, research, merchant banking, and securities brokerage. The Company is registered with the United States Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC"). The Company is approved by FINRA to operate as a broker-dealer in all 50 states of the United States as well as Puerto Rico.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

Income Taxes

The Company is organized as a limited liability company. As a flow-through entity, federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on his income tax returns.

Revenue Recognition

The Company records revenues from completed transactions as of the closing date or the trade date for security transactions.

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment consist of the following at December 31, 2008:

Computer equipment	$17,275
Furniture	2,467
	19,742
Accumulated depreciation	(18,899)
Furniture and equipment, net	$ 843

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company rents office space from a company that is affiliated through common ownership and management on a month to month basis. The Company also signed two leases for office space. Future minimum lease payments are as follows:

December 31,	
2009	$24,000
2010	24,000
	$48,000

Rent expense charged to operations for the year ended December 31, 2008 was $82,289.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 4 – NET CAPITAL REQUIREMENTS (continued)

At December 31, 2008, the Company had net capital of $248,969, which exceeded the minimum requirement of $7,531 by $241,438.

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – RELATED PARTIES

The Company is 100% owned by Sunodia Partners, L.P.

The Company is affiliated through common ownership and management with Southridge Management LLC, an SEC registered investment advisor ("Southridge"). At December 31, 2008, the Company is owed $2,656 from the related party.

The Company has an investment in Monarch Partners, LLC of which it owns 50%. The amount of the investment is $14,887.

The Company also has advanced monies to May Davis Partners, LLC, a related party. The Company owns 49% of the owner of May Davis Partners, LLC. These advances are reflected as follows:

Advances	$298,500
Share of operating loss	(204,942)
Net Investment	$ 93,558

NOTE 7 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interest in the Company. Other items, including allocation of profits and losses, are included therein.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

SOUTHRIDGE INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 395,830
Deductions and/or charges for non-allowable assets:	
Equipment	843
Investment in related party	108,445
Other assets	33,887
	143,175
Haircuts on investments	3,686
NET CAPITAL	248,969
Minimum net capital required ($5,000 or 6-2/3% of aggregated indebtedness)	7,531
Excess net capital	$ 241,438

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2008.

SOUTHRIDGE INVESTMENT GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 112,980
Total aggregate indebtedness	$ 112,980
Excess net capital at 1,000 percent	$ 241,439
Ratio: Aggregate indebtedness to net capital	45%

SOUTHRIDGE INVESTMENT GROUP, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Southridge Investment Group, LLC
Ridgefield, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Southridge Investment Group, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliable in accordance with generally accepted accounting principles such that there is a more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Southridge Investment Group, LLC for the year ended December 31, 2008 and this report does not affect our report thereon dated February 20, 2009. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2009

SOUTHRIDGE INVESTMENT GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

Reynolds & Rowella LLP